UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                     General Identifying Information

1.                   Reason fund is applying to deregister (check only one; for descriptions, see Instruction l above):

☐                 Merger

☒               Liquidation

☐                 Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                 Election of status as a Business Development Company
(Note: Business Development Companies answer only questions l through 10 of this form and complete verification at the end of the form.)

On April 18, 2016 (the “Closing”), BofA Cash Reserves, BofA Government Plus Reserves, BofA Government Reserves, BofA Money Market Reserves and BofA Treasury Reserves (collectively, the “BofA Merger Funds”), which constitute all of the series of BofA Funds Series Trust (the “Applicant”), reorganized into certain series of BlackRock Liquidity Funds (the “BlackRock Funds”), as follows (the “Reorganizations”):

Name of Acquired Fund	Name of Acquiring Fund
BofA Cash Reserves	TempFund
BofA Money Market Reserves	TempFund
BofA Government Plus Reserves	FedFund
BofA Government Reserves	Federal Trust Fund
BofA Treasury Reserves	T-Fund

Other series of the Applicant were fully liquidated and terminated in advance of the Closing.

In light of the Reorganizations of the BofA Merger Funds, the Applicant is now seeking to de-register.

2.                   Name of fund:  BofA Funds Series Trust

3.                   Securities and Exchange Commission File No.:  811-22357

4.                   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒               Initial Application      ☐    Amendment

5.                   Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Federal Street

Boston, MA 02110

6.                   Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Marina Belaya

Assistant General Counsel and Director

Bank of America

758 State Route 15 South,

NJ7-351-01-01

Lake Hopatcong, NJ 07849

(862) 803-9007

marina.belaya@bankofamerica.com

7.                   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

For the Applicant’s investment advisor, administrator and distributor:

Bank of America, N.A.

Bank of America Plaza

101 S. Tryon Street NC1-002-11-35

Charlotte, NC 28255-0001

Attention: Sandra Hannon

(980) 387-1583

sandra.hannon@bofacapital.com

For the Applicant’s transfer agent: Boston Financial Data Services, Inc. 2000 Crown Colony Drive Quincy, MA 02169 (888) 772-2337 Attention: Steven Silverman	For the Applicant’s custodian: State Street Bank and Trust Company State Street Financial Center, One Lincoln Street, Boston, MA 02111 (617) 786-3000 Attention: Andrew Stewart

8.                   Classification of fund (check only one):

☒               Management company;

☐                 Unit investment trust; or

☐                 Face-amount certificate company.

9.                   Subclassification if the fund is a management company (check only one):

☒               Open End                     ☐    Closed End

10.            State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.            Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BofA Advisors, LLC

100 Federal Street

Boston, MA 02110

12.            Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

BofA Distributors, Inc.

100 Federal Street

Boston, MA 02110

13.            If the fund is a unit investment trust (“UIT”) provide:

(a)              Depositor’s name(s) and address(es):

(b)              Trustee’s name(s) and address(es):

14.            Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                 Yes                                ☒   No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒               Yes                                ☐    No

If Yes, state the date on which the board vote took place:

December 10, 2015 (Reorganizations)

May 5, 2016 (Liquidation of Applicant)

If No, explain:

(b)              Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒               Yes                                ☐    No

If Yes, state the date on which the shareholder vote took place:

On March 31, 2016, shareholders of each BofA Merger Fund approved the Reorganizations, as applicable.

If No, explain:

Shareholder approval to liquidate and terminate the Applicant is not required under the Applicant’s Amended and Restated Declaration of Trust, as amended and/or restated to date.

II.                Distributions to Shareholders

16.            Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒               Yes                                ☐    No

(a)              If Yes, list the date(s) on which the fund made those distributions:

On the date of the Closing, each BlackRock Fund received substantially all of the assets of the applicable BofA Merger Fund in exchange for shares of the BlackRock Fund.  Each BofA Merger Fund then distributed such shares of the BlackRock Fund to BofA Merger Fund shareholders in exchange for their shares of the BofA Merger Fund.  Each BofA Merger Fund shareholder received shares of the BlackRock Fund with the same aggregate net asset value as the shares of the BofA Merger Fund that such shareholder owned immediately prior to the Closing.  Upon the Closing, each of the BofA Merger Funds was terminated and liquidated.

(b)              Were the distributions made on the basis of net assets?

☒               Yes                     ☐    No

(c)               Were the distributions made pro rata based on share ownership?

☒               Yes                     ☐    No

(d)              If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)               Liquidations only:
Were any distributions to shareholders made in kind?

☐                 Yes                     ☒   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.            Closed-end funds only:
Has the fund issued senior securities?

☐                 Yes                                ☐    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.            Has the fund distributed all of its assets to the fund’s shareholders?

☒               Yes                                ☐    No

If No,

(a)              How many shareholders does the fund have as of the date this form is filed?

(b)              Describe the relationship of each remaining shareholder to the fund:

19.            Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒               Yes                                ☐    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

With respect to the series of the Applicant that were fully liquidated and terminated in advance of the Closing, those shareholders whose accounts remain in RPO (Return from Post Office) status or who have outstanding checks or otherwise cannot be located will be subject to the appropriate escheatment process. In this regard, the Applicant’s transfer agent will continue to attempt to locate such shareholders using appropriate measures for the period required by the applicable law of the state of a shareholder’s last known mailing address.  If such shareholders are not located within such period, the shareholders’ interests will be escheated to the state in which the shareholder resides, in accordance with applicable escheatment laws.

III.           Assets and Liabilities

20.            Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐                 Yes                                ☒   No

If Yes,

(a)              Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)              Why has the fund retained the remaining assets?

(c)               Will the remaining assets be invested in securities?

☐                 Yes                     ☐    No

21.            Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐                 Yes                                ☒   No

If Yes,

(a)              Describe the type and amount of each debt or other liability:

(b)              How does the fund intend to pay these outstanding debts or other liabilities?

IV.            Information About Event(s) Leading to Request For Deregistration

22.             (a)     List the expenses incurred in connection with the Merger or Liquidation:

(i)                           Legal expenses: approximately $420,000

(ii)                        Accounting expenses: approximately $22,000

(iii)                     Other expenses (list and identify separately):

Proxy solicitation expenses: approximately $1,162,000

Expenses associated with transfer of assets: approximately $230,000

(iv)                    Total expenses (sum of lines (i)-(iii) above): approximately $1,834,000

(b)              How were those expenses allocated?

Expenses were allocated to and paid by BlackRock Advisors, LLC, BofA Advisors, LLC and/or their respective affiliates.

(c)               Who paid those expenses?

BlackRock Advisors, LLC, BofA Advisors, LLC and/or their respective affiliates paid all of the expenses incurred in connection with the Reorganizations.

(d)              How did the fund pay for unamortized expenses (if any)?

Not applicable because the Applicant did not have any unamortized expenses.

23.            Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                 Yes                                ☒   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                 Conclusion of Fund Business

24.            Is the fund a party to any litigation or administrative proceeding?

☐                 Yes                                ☒   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.            Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                 Yes                                ☒   No

If Yes, describe the nature and extent of those activities:

VI.            Mergers Only

26.             (a)    State the name of the fund surviving the Merger:

Series of BlackRock Liquidity Funds are the surviving entities with respect to the Reorganizations of the BofA Merger Funds.  The Applicant is liquidating and terminating because all of its series have now been reorganized and liquidated/terminated.

(b)              State the Investment Company Act file number of the fund surviving the Merger:

811-02354

(c)               If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Forms of the agreements and plans of reorganization were filed with the Commission as appendices to the applicable Form N-14 for BlackRock Liquidity Funds on December 29, 2015 (File Nos. 333-208782 and 208786) and December 30, 2015 (File Nos. 333-208798 and 333-208799).

(d)              If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BofA Funds Series Trust, (ii) she is the Secretary and Chief Legal Officer of BofA Funds Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

(Signature)

/s/ Marina Belaya
Name: Marina Belaya
Title: Secretary and Chief Legal Officer